EXHIBIT 99.1

Aleafia Health Enters German Medical Cannabis Market with Supply, Distribution Joint-Venture

· JV Majority Owned by Aleafia Health Subsidiary
· Pharmaceutical Wholesaler Acnos Leverages Network of 20,000 Pharmacies
· Aleafia Health to Ship Branded Medical Cannabis Products
· Purpose Built Cannabis Distribution and Storage Facility Being Built at Acnos HQ
· Company Also Expecting First Ever International Shipment to Australia

TORONTO, May 06, 2019 (GLOBE NEWSWIRE) -- Aleafia Health Inc. (TSX: ALEF, OTC: ALEAF, FRA: ARAH) (“Aleafia Health” or the “Company”) is entering the German medical cannabis market via its joint-venture (the “JV”) with German pharmaceutical wholesaler Acnos Pharma GmbH (“Acnos”), together (the “Parties”). The JV entity will purchase Aleafia Health branded cannabis oils for distribution to German pharmacies and for clinical trial usage. Aleafia Health’s wholly-owned subsidiary Emblem Cannabis Corp. (“Emblem”) is the majority shareholder of the JV with 60 per cent ownership with Acnos owning the remaining 40 per cent.

The Parties have expanded the scope of the previously announced JV formed by Acnos and Emblem, by leveraging the significantly increased access to dried flower and extraction available to the combined entity. The German medical cannabis market has grown rapidly since legalization in 2017, and is projected to produce revenues of $5 billion in 2025 for cannabis producers, according to a report by Bank of Montreal. Market advantages in Germany include significantly higher margins compared to the Canadian market and reimbursement of patient purchasing costs through private and public health insurance, which is almost entirely non-existent in North America.

“We are delighted to soon see the export of our cannabis health and wellness products to the world’s largest medical cannabis market in Germany,” said Aleafia Health Chairman Julian Fantino. “By leaning on our own core competencies of producing high-margin value added products and leveraging the local supply chain expertise of our outstanding partners, we have significantly strengthened our international footprint and done so faster and at a fraction of the cost of an acquisition.”

Acnos is an Aachen & Berlin-based pharmaceutical wholesaler and distribution logistics company which specializes in branded prescription pharmaceuticals, controlled drugs, and clinical trial supply. Through its extensive German network, they have access to 110 distribution centres and 20,000 pharmacies, along with extensive distribution channels across Europe. Acnos co-owner Maximillian Claudel has been appointed Managing Director of the JV. Acnos is currently building a dedicated cannabis product storage and order fulfilment hub within its new headquarters.

“Germany will not just be the largest medical cannabis market in Europe, it will also become the model example for Europe in regard to regulations and quality standards, which is why Acnos welcomes the partnership with Aleafia Health with great excitement,” said Claudel. “The expertise developed in doctor and patient education through its educational platform and clinic network, as well as the outstanding production quality standard provided will be of great advantage to the success of the JV.”

Aleafia Health has also entered into a supply and licence agreement with the JV, allowing the JV to purchase and import the Company’s branded medical cannabis oil. The first phase of orders will meet or exceed 22,500 30 ml and 60 ml bottles, with a significant ramp-up in supply expected in subsequent quarters. Both parties will now provide initial funding to the JV in the amount of 700,000 €, proportionate to their respective ownership stakes.

Oils exported and sold to the JV will be grown and produced by Aleafia Health. Extraction and packaging will occur in the Phase II expansion of its Paris Facility, which includes a 5,000 sq. ft. laboratory designed and being built to Good Manufacturing Practices (GMP) standards, a requirement for pharmaceutical products to be sold in the European Union market. Among the regulatory demands required prior to the first export of Aleafia Health cannabis oils are securing GMP Certification for the Paris Facility, and obtaining the necessary import and export permits.

FIRST INTERNATIONAL PRODUCT EXPORT TO AUSTRALIA

Additionally, the Company expects to soon complete its first ever international product sale, with a planned shipment of Aleafia Health medical cannabis products to Australia. The Company is now in receipt of an import permit from the Australian Office of Drug Control, and will complete the transaction upon receipt of a Health Canada export permit.

For Investor and Media Relations, please contact:

Nicholas Bergamini, VP, Public Affairs
416-860-5665
IR@AleafiaHealth.com
LEARN MORE: www.AleafiaHealth.com

About Aleafia Health:

Aleafia Health is a leading, vertically integrated cannabis health and wellness company with four primary business units: Cannabis Cultivation & Products, Health & Wellness Clinics, Cannabis Education, and Consumer Experience with ecommerce, retail distribution and provincial supply agreements.

Aleafia Health owns three major cannabis product & cultivation facilities, two of which are licensed and operational. The Company produces a diverse portfolio of commercially proven, high-margin derivative products including oils, capsules and sprays. Aleafia Health operates the largest national network of medical cannabis clinics and education centres staffed by MDs, nurse practitioners and educators.

Aleafia Health maintains a medical cannabis dataset with over 10 million data points to inform proprietary illness specific product development and treatment best practices. The Company is committed to creating sustainable shareholder value and has been named the 2019 top performing company of the year by the TSX Venture Exchange.

Forward Looking Information

This press release contains forward-looking statements and information within the meaning of applicable Canada and United States securities laws that are based on the beliefs of management and reflect the Company’s current expectations. When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.

The forward-looking statements and information in this press release includes information relating to the forecasted market size of medical cannabis in Germany, and availability of various regulatory permits and licences. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.